UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                      SCHEDULE 13D
                       Under the Securities Exchange Act of 1934
                                  (Amendment No. __)*

                           SMITH'S FOOD & DRUG CENTERS, INC.
                                    (Name of Issuer)

                         Class B Common Stock, $0.01 par value
                             (Title of Class of Securities)

                                        83238810
                                     (CUSIP Number)

                                  Austin D. Kim, Esq.
                                Transamerica Corporation
                                 600 Montgomery Street
                                San Francisco, CA  94111
                                     (415) 983-4000
                     (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                      May 20, 1996
                             (Date of Event which Requires
                               Filing of this Statement)

             If the filing person has previously filed a statement on
             Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. []

             Check the following box if a fee is being paid with this statement. [x] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

             Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

             *The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.




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             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

















































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           1     Name of Reporting Person         TRANSAMERICA CORPORATION

                 IRS Identification No. of Above Person         94-0932740


           2     Check the Appropriate Box if a Member of a Group  (a) [x]
                                                                   (b) [ ]

           3     SEC USE ONLY


           4     Source of Funds                                        WC


           5     Check Box if Disclosure of Legal Proceedings is Required
                 Pursuant to Items 2(d) or 2(e)                        [ ]



           6     Citizenship or Place of Organization             Delaware


           NUMBER OF         7       Sole Voting Power             467,900
           SHARES
           BENEFICIALLY
           OWNED BY EACH     8       Shared Voting Power        1,513,434*
           REPORTING
           PERSON WITH               * See Note to Item 5
                             9       Sole Dispositive Power        467,900


                             10      Shared Dispositive Power   1,513,434*
                                     * See Note to Item 5

           11     Aggregate Amount Beneficially Owned by Each Reporting
                  Person                                        1,513,434*

           12     Check Box if the Aggregate Amount in Row 11 Excludes
                  Certain Shares                                     [ ]

           13     Percent of Class Represented by Amount in Row 11  14.68%


           14     Type of Reporting Person                              HC











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             Item 1.   Security and Issuer

                       This Statement relates to shares of the Class B
             Common Stock, $0.01 par value ("Class B Common Stock") of Smith s Food & Drug Centers, Inc. (the "Issuer"). The principal executive office and mailing address of the Issuer is 1550 South Redwood Road, Salt Lake City, Utah 84104.

             Item 2.   Identity and Background

                       This Statement is filed by Transamerica Corporation
             ("Transamerica"), a Delaware corporation. Its address is 600 Montgomery Street, San Francisco, California 94111. See
             Annex A for the identities of and certain information relating to Transamerica's directors and executive officers.

                       Neither Transamerica nor any of its directors or
             executive officers has, during the past five years, been convicted of any criminal proceeding (other than a traffic citation or similar, minor infraction), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the persons named in Annex A is a citizen of the United States of America, except Richard H. Finn, who is a citizen of Great Britain.

             Item 3.   Source and Amount of Funds or Other Consideration

                       The source of funds for purchases of Class B Common
             Stock reported as beneficially owned in Item 5 of this Statement was the working capital of Transamerica and its subsidiaries. The shares owned for the benefit of investment advisory clients of one of Transamerica's subsidiaries were purchased with cash assets of such clients.

             Item 4.   Purpose of Transaction

                       The shares of Class B Common Stock beneficially
             owned by Transamerica and its subsidiaries were acquired in the ordinary course of business for investment purposes and were not acquired for the purpose (and do not have the effect) of changing or influencing the control of the Issuer, and were not acquired in connection with any transaction having such purposes or effects. Depending on market conditions and other factors, Transamerica or its subsidiaries may purchase additional shares of Class B Common Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, Transamerica and its subsidiaries may, at some future time, sell all or some of their shares of Class B


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             Common Stock.

                       Neither Transamerica nor any of its directors or
             officers has plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through
             (j) of Item 4.

             Item 5.   Interest in Securities of the Issuer

                       (a), (b), (c) and (d) As of August 5, 1996,
             Transamerica directly owned, and had sole voting and dispositive power with respect to, 467,900 shares of Class B Common Stock. According to information supplied by the Issuer, the number of shares of Class B Common Stock outstanding as of June 20, 1996 was 10,312,630. Based on such information, the 467,900 shares of Class B Common Stock directly owned by Transamerica represent approximately 4.54% of the class. See Annex B with respect to transactions by Transamerica in Class B Common Stock, all of which were effected through broker-dealers.

                       In addition, certain subsidiaries of Transamerica
             that are eligible to file Schedule 13G pursuant to Rule 13d-1 may be deemed to beneficially own an additional 1,045,534 shares (including 998,201 shares owned for the benefit of investment advisory clients of one of Transamerica s subsidiaries) of Class B Common Stock. Such shares represent an additional 10.14% of the class.

                       Note: Management of the affairs of Transamerica s
             subsidiaries, including decisions respecting dispositions and/or voting of the shares of the Class B Common Stock beneficially owned by such subsidiaries, resides in the respective officers and directors of the subsidiaries and is not directed by Transamerica or other subsidiaries. Accordingly, the filing of this Schedule 13D by Transamerica is not intended as, and should not be deemed as, an acknowledgment of beneficial ownership or shared voting or dispositive power by Transamerica of the shares of the Class B Common Stock beneficially owned by its subsidiaries, and such beneficial ownership or attribution or shared voting or dispositive power is expressly disclaimed.

                       (e)  Not applicable.

             Item 6.   Contracts, Arrangements, Understandings or
             Relationships with Respect to Securities of the Issuer

                       None.

             Item 7.   Material to be Filed as Exhibits

                       None.



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                                       Signature

                       After reasonable inquiry and to the best of its
             knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

             August 6, 1996

                                           TRANSAMERICA CORPORATION



                                           By   /s/  Richard N. Latzer
                                                _________________________
                                                Richard N. Latzer
                                                Senior Vice President and
                                                Chief Investment Officer






































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                                                                   ANNEX A
                                       Directors

              Name             Business Address       Principal
                                                      Occupation

              Frank C.         600 Montgomery Street  Chairman,
              Herringer        San Francisco, CA      President and
                               94111                  Chief Executive
                                                      Officer,
                                                      Transamerica
                                                      Corporation

              Samuel L. Ginn   1 California Street    Chairman and Chief
                               San Francisco, CA      Executive Officer,
                               94111                  AirTouch
                                                      Communications,
                                                      Inc.

              Gordon E. Moore  2200 Mission College   Chairman, Intel
                               Blvd.                  Corporation
                               Santa Clara, CA 95052

              Robert W.        375 Park Avenue        Vice Chairman and
              Matschullat      New York, NY 10152     Chief Financial
                                                      Officer, The
                                                      Seagram Company
                                                      Ltd.

              Toni Rembe       225 Bush Street        Partner, Pillsbury
                               San Francisco, CA      Madison & Sutro
                               94104

              Condoleeza Rice  Stanford, CA 94305     Provost, Stanford
                                                      University

              Charles R.       101 Montgomery Street  Chairman and Chief
              Schwab           San Francisco, CA      Executive Officer,
                               94104                  The Charles Schwab
                                                      Corporation

              Forrest N.       600 Montgomery Street  Retired Vice
              Shumway          San Francisco, CA      Chairman, Allied-
                               94111                  Signal Inc.

              Peter V.         500 Newport Center     Managing Director,
              Ueberroth        Drive, Suite 900       The Contrarian
                               Newport Beach, CA      Group, Inc.
                               92660







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                                                         ANNEX A (cont'd.)
                                   Executive Officers

              Name             Business Address         Title

              Frank C.         Transamerica             Chairman,
              Herringer        Corporation              President and
                               600 Montgomery Street    Chief Executive
                               San Francisco, CA 94111  Officer

              Thomas J.        Transamerica             Executive Vice
              Cusack           Corporation              President
                               600 Montgomery Street
                               San Francisco, CA 94111

              Richard H. Finn  Transamerica             Executive Vice
                               Corporation              President
                               600 Montgomery Street
                               San Francisco, CA 94111

              Edgar H. Grubb   Transamerica             Executive Vice
                               Corporation              President and
                               600 Montgomery Street    Chief Financial
                               San Francisco, CA 94111  Officer

              Robert A.        Transamerica             Executive Vice
              Watson           Corporation              President
                               600 Montgomery Street
                               San Francisco, CA 94111

              Shirley H.       Transamerica             Senior Vice
              Buccieri         Corporation              President,
                               600 Montgomery Street    General Counsel
                               San Francisco, CA 94111  and Secretary

              Richard N.       Transamerica             Senior Vice
              Latzer           Corporation              President and
                               600 Montgomery Street    Chief Investment
                               San Francisco, CA 94111  Officer

              Burton E.        Transamerica             Vice President
              Broome           Corporation              and Controller
                               600 Montgomery Street
                               San Francisco, CA 94111

              Richard H.       Transamerica             Vice President-
              Fearon           Corporation              Corporate
                               600 Montgomery Street    Development
                               San Francisco, CA 94111












                                                                   ANNEX B

                          Transactions in Class B Common Stock

             Transamerica has acquired 467,900 shares of Class B Common Stock in open market transactions since May 13, 1996 at the prices and in the amounts shown below. In addition to the purchases shown below, Transamerica tendered 183,330 shares of Class B Common Stock to the Issuer on May 23, 1996 in response to the Issuer's offer to purchase 50% of the outstanding shares of Class B Common Stock dated April 25, 1996.

                                                Price Per Share ($)
                  Date         No. of Shares    (excluding commissions)

              May 13              27,000             27.4327
              May 13              7,000              27.4327
              May 13              12,000             27.4327
              May 14              22,000             27.3987
              May 14              10,000             27.3987
              May 14              4,800              27.3987
              May 14              15,000             27.4196
              May 14              7,000              27.4196
              May 14              2,000              27.4196
              May 15              11,000             27.3660
              May 15              6,000              27.3660
              May 15              1,200              27.3660
              May 16              40,000             27.9208
              May 17              86,000             27.5937
              May 20              50,000             28.125
              May 22              55,000             28.0901
              May 24              27,000             23.1411
              May 24              27,000             23.1411
              May 28              19,000             23.7090
              May 28              9,000              23.7090
              May 29              10,000             23.6607
              May 30              5,000              23.50
              May 31              5,000              23.375
              June 4              15,000             22.1408
              June 5              38,000             22.9396
              June 5              38,000             22.9396
              June 6              2,500              23.0096
              June 6              2,500              23.0096
              June 7              20,000             22.7625
              June 7              20,000             22.7625
              June 10             1,725              22.8969
              June 10             4,847              22.8969
              June 11             7,758              23.00
              July 24             5,000              26.1915
              July 25             5,000              26.7817
              July 26             4,000              27.7927
              July 29             11,000             28.25
              July 30             17,900             27.3636


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